18

AD 3/5/03

8-50489

03013924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65352~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Global Execution Services LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance **314-983-7205**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED
MAR 04 2003
WASH... SECTION

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

BB 3/21

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John Lucchese

Signature – John Lucchese, CEO

Colleen A. Hussey

Notary Public

COLLEEN A. HUSSEY
Notary Public, State of New York
No. 01HU6009082
Qualified In New York County
Commission Expires June 22, 2006

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

SunGard Global Execution Services, LLC

Statement of Financial Condition

As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
SunGard Global Execution Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Global Execution Services, LLC (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4, the Company changed its method of accounting for goodwill.

PricewaterhouseCoopers LLP

February 27, 2003

SunGard Global Execution Services, LLC
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 2,271,575
Goodwill and identifiable intangible assets, net of amortization	7,850,585
Exchange memberships, at cost (fair value $8,750,000)	11,640,225
Accounts receivable	1,361,229
Receivable from affiliates	572,355
Receivable from clearing broker	2,632,952
Fixed assets (net of accumulated depreciation)	432,202
Prepaid expenses and other assets	205,893
Total assets	$ 26,967,016
Liabilities and member's capital	
Accrued expenses and other liabilities	$ 562,352
Payable to parent	568,029
Total liabilities	1,130,381
Commitments and contingencies (Note 3)	
Member's capital	25,836,635
Total liabilities and member's capital	$ 26,967,016

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Global Execution Services (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company is a wholly owned subsidiary of Automated Securities Clearance, Ltd. ("ASC") whose ultimate parent is SunGard Data Systems, Inc. ("SunGard").

The principal source of the Company's income is generated from executing securities transactions on behalf of its customers. The Company also acts as an introducing broker for U.S. institutions.

As an introducing broker, all securities transactions are cleared through clearing brokers on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

The Company records commission revenue and related expenses on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are depreciated on a straight-line basis over their estimated useful life of ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Goodwill and identifiable intangible assets include covenants not to compete, customer lists and the excess costs over fair value of net assets of businesses acquired. Covenants not to compete are amortized on a straight-line basis over the life of the contract ranging from 2 to 5 years, and customer lists are amortized on a straight-line basis over 3.5 years.

The Company considers all highly liquid instruments with original maturity of 90 days or less to be cash equivalents.

At December 31, 2002, the Company's financial instruments are carried at estimated fair value or amounts approximating fair value, as they are short-term in nature.

Exchange memberships are recorded at cost. The Company considers the "bid" as of December 31, 2002 as of the fair value of such memberships.

Receivable from clearing brokers consists of money market funds as well as deposits held at the Company's two clearing brokers.

2. Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced material losses related to trade receivables from individual customers.

A portion of the Company's assets are held at the Company's two clearing brokers of which the majority is held at one clearing broker. The Company is subject to credit risk should the clearing brokers be unable to fulfill these obligations.

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreements. In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

The Company maintains all of its cash at the Bank of New York.

3. Commitments and Contingencies

The Company leases its office space under a lease agreement which expires in June 2003. The lease contains provisions for escalation. The Company also leases New York Stock Exchange memberships for the purpose of executing securities transactions. Future minimum annual rental and lease commitments, as well as the related sub-lease income as of December 31, 2002 are as follows:

	Rental and lease committment	Sub-lease income	Total commitment, net of sub-lease income
2003	1,531,138	291,965	1,239,173
2004	796,133	303,633	492,500
2005	633,632	305,968	327,664
2006	633,632	305,968	327,664
2007	369,618	305,968	63,650

4. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets consist of the following:

Goodwill	$ 8,039,260
Less, accumulated amortization	(2,099,255)
	5,940,005
Non-compete covenants	1,544,115
Less, accumulated amortization	(990,957)
	553,158
Customer Lists	5,727,967
Less, accumulated amortization	(4,370,545)
	1,357,422
Total carrying amount, net	$ 7,850,585

Identifiable intangible assets consist primarily of non-compete covenants and customer lists and are amortized over periods of 2 to 5 years.

The Company's goodwill is no longer subject to amortization as the Company adopted FASB Statement number 142 as of January 1, 2002.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $4,608,007 which exceeded the minimum requirement of $73,359 by $4,534,648. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

6. Related Party Transactions

The Company participates in a group insurance plan with ASC and settles tax amounts and expenses with ASC throughout the year.

At December 31, 2002 the payable to the parent represented such amounts due to the Parent, net of settlements.

7. Clearing Broker Indemnification

The Company clears all of its securities transactions through clearing brokers on a fully disclosed

basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31,2002, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.